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                                                             Exhibit (4)(a)(iii)


              Box 5423, Cincinnati, Ohio  45201-5423  .  (800) 789-6771


                                  LOAN ENDORSEMENT


     The policy is changed as set out below to permit loans:


         LOAN AMOUNT AND CONDITIONS. So long as a participant has not commenced distributions of his or her interest under a payment option (or any other systematic payment program), we may allow the participant to borrow an amount (the "new policy loan") if all of the following requirements are met:

              1. the sum of the participant's new policy loan plus the highest balance of each other policy loan, if any, of the participant at any time during the one-year period ending on the date of the new policy loan, cannot exceed $50,000; and

              2. the sum of the participant's new policy loan plus the current balance of each other policy loan, if any, of the participant, cannot exceed the greater of (i) $10,000, or
                  (ii) one-half of the net amount payable to the participant upon a full surrender of his or her interest in the policy; and

              3. the net amount payable to the participant upon a full surrender of his or her interest in the policy, less the sum of the participant's new policy loan and the current balance of each other policy loan, if any, of the participant, cannot be less than the minimum amount required to avoid an involuntary surrender under the other provisions of the policy.

         An application for a loan must be made on our form. We may delay granting the loan for up to six months after we receive a participant's request for it. We may also limit the frequency at which loans may be made, the minimum amount of a loan, and the minimum amount of loan payments to be made to us.

         TERM; REPAYMENT. The principal and interest of each loan must be repaid to us within five years of the date such loan is made. This five year limit will not apply to any loan used to acquire a dwelling unit that is to be used as a principal residence by the participant. Regular substantially equal periodic payments must be made at least quarterly over the term of a loan until fully paid.



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         LIEN -- DEEMED SURRENDER AND DISTRIBUTION.  A policy loan is a first lien on the participant's interest in the policy. The participant's interest in the policy will be the sole security for a loan. We may pay off the loan (by treating a portion of the interest equal to the balance of a loan as surrendered, and applying it to pay off the loan) if:

              1. the participant's interest in the policy is fully surrendered; or

              2. distributions of the participant's interest begin under a payment option (or any other systematic payment program); or

              3. the participant dies and his or her spouse is not the sole person entitled to the participant's interest in the policy.

         If there is a default on repayment, then we may also pay off the loan (as described above), unless a distribution to the participant is prohibited by the other provisions of the policy.

         INTEREST. The interest rate on a policy loan will not be more than 8% per year, unless otherwise provided under any other provision of the policy covering employee benefit plan loans. Any unpaid interest will be added to a loan; in effect, then, it will be compounded and will be part of the loan.

     This is part of the policy. It is not a separate contract. It changes the policy only as and to the extent stated. In all cases of conflict with the other terms of the policy, the provisions of this Endorsement shall control.

         Signed for us at our office as of the date of issue.


         /s/ Betty Kasprowicz                   /s/ James M. Mortenson

         Betty Kasprowicz                       James M. Mortenson
         Assistant Secretary                    Executive Vice President















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